Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "VERDANT POWER
INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF JUNE,
A.D. 2006, AT 6:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

4178478 8100

060623946

AUTHENTICATION: 4871644

DATE: 06-29-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:12 PM 06/28/2006
FILED 06:51 PM 06/28/2006
SRV 060623946 - 4178478 FILE

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
OF
VERDANT POWER, INC.

THE UNDERSIGNED, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, does hereby execute this Certificate of Incorporation and does hereby certify as follows:

FIRST: The name of the corporation is Verdant Power, Inc. (hereinafter called the "Corporation").

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The registered agent in charge thereof is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 75,000,000 shares of which (i) 70,000,000 shares shall be common stock, par value $.0001 per share (the "Common Stock"), and (ii) 5,000,000 shares shall be preferred stock, par value $.0001 per share (the "Preferred Stock"). Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (the "Board of Directors"), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolutions of the Board of Directors prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolutions of the Board of Directors providing for the issuance of such series Preferred Stock. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

FIFTH: The name and mailing address of the incorporator is: Julie F. Mendoza, Loeb & Loeb, LLP, 345 Park Avenue, New York, NY 10154-1895.

SIXTH: The election of directors need not be by written ballot unless the by-laws so provide.

NY497673.1

SEVENTH: The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal by-laws of the Corporation, except as such power may be restricted or limited by the General Corporation Law of the State of Delaware.

EIGHTH: Anything to the contrary in this Certificate of Incorporation notwithstanding, no director shall be liable personally to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided however, that nothing in this paragraph shall eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. The modification or repeal of this Article Tenth shall not affect the restriction hereunder of a director's personal liability for any act or omission occurring prior to such modification or repeal.

I, the undersigned, being the sole incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand and seal this 28th day of June, 2006.

/s/ Julie F. Mendoza
Julie F. Mendoza, Sole Incorporator

STATEMENT OF ORGANIZATION
OF
THE SOLE INCORPORATOR
OF
VERDANT POWER, INC.

The undersigned, being the sole incorporator of Verdant Power, Inc., a Delaware corporation (the "Corporation"), does hereby take the following actions:

1. Directs that a copy of the Certificate of Incorporation of the Corporation, filed by the Secretary of State of the State of Delaware on June 28, 2006, and evidence of receipt and filing by the Office of the Secretary of State be filed in the minute book of the Corporation.

2. Sets the number of directors at seven (7) and elects the following person(s) as the director(s) of the Corporation to serve until the first annual meeting of shareholders and until their respective successor is elected and qualified:

> Ronald Smith
> Trey Taylor
> Kevin Lynch
> Richard Kolodziej
> Glenn Smith
> Robert Tishman
> Patrick Turner

3. Adopts the form of by-laws annexed hereto as <u>Exhibit A</u> as the by-laws of the Corporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of the 28th day of June, 2006.



_____
Julie F. Mendoza, Incorporator